UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

P3 Health Partners Inc.

(Name of Issuer)
Class A common stock, par value $0.0001 per share

(Title of Class of Securities)
744413105

(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 744413105	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Alyeska Investment Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,014,443
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,014,443
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,014,443
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% *
12		TYPE OF REPORTING PERSON IA

The reporting persons are the beneficial owners of 15,697,751 shares of Class A common stock, par value $0.0001 per share of the Issuer and hold warrants to purchase 19,403,166 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Warrants”) The percentage calculation assumes that there are currently 161,762,058 outstanding shares of Class A common stock, par value $0.0001 per share of the Issuer, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. 744413105	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Alyeska Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,014,443
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,014,443
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,014,443
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12		TYPE OF REPORTING PERSON OO

The reporting persons are the beneficial owners of 15,697,751 shares of Class A common stock, par value $0.0001 per share of the Issuer and hold warrants to purchase 19,403,166 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Warrants”) The percentage calculation assumes that there are currently 161,762,058 outstanding shares of Class A common stock, par value $0.0001 per share of the Issuer, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. 744413105	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Anand Parekh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,014,443
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,014,443
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,014,443
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%
12		TYPE OF REPORTING PERSON IN
The reporting persons are the beneficial owners of 15,697,751 shares of Class A common stock, par value $0.0001 per share of the Issuer and hold warrants to purchase 19,403,166 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Warrants”). The percentage calculation assumes that there are currently 161,762,058 outstanding shares of Class A common stock, par value $0.0001 per share of the Issuer, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. 744413105	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

P3 Health Partners Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

2370 Corporate Circle Suite 300

Henderson, Nevada 89074

Item 2.	(a) Names of Person Filing:

(i) Alyeska Investment Group, L.P.

(ii) Alyeska Fund GP, LLC

(iii) Anand Parekh

Item 2.	(b) Address of Principal Business Office:

(i) 77 West Wacker Drive, 7th Floor

Chicago, IL 60601

(ii) 77 West Wacker Drive, 7th Floor

Chicago, IL 60601

(iii) 77 West Wacker Drive, 7th Floor

Chicago, IL 60601

Item 2.	(c) Citizenship:

(i) Alyeska Investment Group, L.P. - Delaware

(ii) Alyeska Fund GP, LLC - Delaware

(iii) Anand Parekh - United States of America

Item 2.	(d) Title of Class of Securities

Class A common stock, par value $0.0001 per share

Item 2.	(e) CUSIP No.:

744413105

CUSIP No. 744413105	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 744413105	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Please refer to items 5-9 of the cover pages attached hereto

(b) Percent of class: Please refer to item 11 of the cover pages attached hereto

(c) Number of shares as to which the person has: Please refer to items 5-8 of the cover pages attached hereto

The reporting persons are the beneficial owners of 15,697,751 shares of Class A common stock, par value $0.0001 per share of the Issuer and hold warrants to purchase 19,403,166 shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Warrants”).  However, per their terms, the Warrants can only be exercised into such number of shares that would constitute 9.9% of the total number of Class A common stock, par value $0.0001 per share of the Issuer outstanding immediately after giving effect to the issuance of shares of Class A common stock, par value $0.0001 per share upon exercise of this Warrant by the Holder.  Accordingly, as of September 30, 2024 the reporting persons may only exercise up to 316,692  shares of Class A common stock, par value $0.0001 per share under the Warrant Agreement, and as such, is reporting beneficial ownership of only such number of shares.  The percentage calculation assumes that there are currently 161,762,058 outstanding shares of Class A common stock, par value $0.0001 per share of the Issuer, based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 744413105	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Alyeska Investment Group, L.P.

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer

Alyeska Fund GP, LLC

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer
Anand Parekh By: Entity and Description

By:	/s/ Anand Parekh
Anand Parekh, Individually

CUSIP No. 744413105	SCHEDULE 13G	Page 9 of 9 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 14, 2024

Alyeska Investment Group, L.P.

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer

Alyeska Fund GP, LLC

By:	/s/ Jason Bragg
Jason Bragg, Chief Financial Officer
Anand Parekh

By:	/s/ Anand Parekh
Anand Parekh, Individually